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August 26, 2005

Mr. James E. O'Connor
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

      Re:      ABN AMRO Funds (the "Registrant")
               Registration Statement on Form N-1A
               File Numbers 811-8004; 33-68666

Dear Mr. O'Connor:

      This letter is provided to the Securities and Exchange Commission (the "Commission") in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 59 under the Securities Act of 1933 to the Registrant's registration statement on Form N-1A filed with the Commission on June 30, 2005.

      The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ABN AMRO Funds

By: /s/ Gerald F. Dillenburg
    --------------------------------
Name:  Gerald F. Dillenburg
Title: Senior Vice President, Secretary and Treasurer